UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)*
                    Under the Securities Exchange Act of 1934

                                  Capital Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Class A Common Shares of Beneficial Interest
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   140920 10 9
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                                 (CUSIP Number)

                             Thomas E. Kruger, Esq.
                                Battle Fowler LLP
                               75 East 55th Street
                               New York, NY 10022
                                 (212) 856-7000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 10, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

667092.1

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---------------------------
/  CUSIP No. 140920 10 9   /      SCHEDULE 13D
---------------------------


          This Amendment No.1 to Schedule 13D, which is filed pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended ("Amendment No. 1"), amends and supplements the Schedule 13D, dated July 15, 1997, as filed with the Securities and Exchange Commission on July 25, 1997 ("Original Schedule 13D", which was filed by (i) Veqtor Finance Company, LLC, a Delaware limited liability company ("VFC"); (ii) Capital Trust Investors Limited Partnership (f/k/a CalREIT Investors Limited Partnership), an Illinois limited partnership and a managing member of VFC ("CTILP"); (iii) SZ Investments, LLC, a Delaware limited liability company and the sole general partner of CTILP, ("SZI"); (iv) Zell General Partnership, Inc., an Illinois corporation and the sole managing member of SZI ("Zell GP"); (v) the Samuel Zell Revocable Trust, a trust formed under Illinois law pursuant to a trust agreement, dated December 17, 1990, and the sole stockholder of Zell GP ("Zell Trust"); (vi) Mr. Samuel Zell, a citizen of the United States and the trustee of Zell Trust; (vii) V2 Holdings LLC, a Delaware limited liability company and a member of VFC ("V2H"); (viii) Mr. John R. Klopp, a citizen of the United States and a member of V2H; and (ix) Craig M. Hatkoff, a citizen of the United States and a managing member of V2H, with respect to the ownership of class A common shares of beneficial interest, $1.00 par value (the "Class A Common Shares"), in Capital Trust, a California business trust (the "Issuer").

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following:

          The $50 million principal amount of notes issued by VFC discussed under Item 3 of the Original Schedule 13D are 12% convertible redeemable notes (the "VFC Notes").

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

     The VFC Notes earn interest at a rate of 12% per annum, except that interest at a rate of 6% per annum is accrued and not payable until maturity or redemption or conversion as discussed herein. The VFC Notes are convertible by the holders thereof into preferred membership units in VFC ("VFC Preferred Units") at the rate of $55.59 per unit from and after the earlier of July 15, 2000, the dissolution and winding up of the affairs of VFC or the sale of any or all of VFC's Company Shares (as defined below). Upon conversion of the VFC Notes into VFC Preferred Units, at any time after six months from the date of such conversion, the VFC Preferred Units are redeemable by the holders thereof in exchange for a specified portion of the 6,959,593 Class A Common Shares and 12,267,658 Class A Preferred Shares owned by VFC ("VFC's Company Shares"). The VFC Preferred Units are also redeemable by the Company in exchange for VFC's Company Shares at any time after 24 months from their date of issuance provided all such units are redeemed. Upon such redemption, each holder of such VFC Preferred Units is entitled to receive a specified portion of VFC's Company Shares equal to the ratio of the total number of VFC Preferred Units held by such holder to the sum of (i) the total number of VFC Preferred Units that would be outstanding if all holders of the VFC Notes then outstanding converted their VFC Preferred Units at a conversion price of $55.59 per unit and (ii) the total number of common units in VFC then outstanding. Upon redemption of the VFC Preferred Units, with respect to holders thereof who are bank holding companies or affiliates thereof within the meaning of the Bank Holding Company Act of 1956, as amended (the "BHCA"), VFC is required to convert those of the VFC's Company Shares allocable to such holders into class B common shares of beneficial interest, $1.00 par value (the "Class B Common Shares"),

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667092.1

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/  CUSIP No. 140920 10 9   /      SCHEDULE 13D
---------------------------


and class B 9.5% cumulative convertible non-voting preferred shares of beneficial interest, $1.00 par value (the "Class B Preferred Shares") in the Company, as the case may be. The Class B Common Shares and the Class B Preferred Shares are non-voting shares and are convertible, respectively, into Class A Common Shares and Class A Preferred Shares on a share for share basis upon certification by the holder thereof that such shareholder either (a) will not, together with any other person (other than the Company) who previously held voting shares of the Company held by such shareholder, upon the issuance of such shares, own more than 4.9% of any class of voting shares of the Company or (b) is not limited by the BHCA to holding no more than 4.9% of any class or series of voting shares of the Company. VFC can redeem the VFC Notes for cash at par (plus accrued and unpaid interest) at any time after July 15, 2000, subject to the right of the holders of the VFC Notes to convert the VFC Notes into VFC Preferred Units discussed above.

     In connection with the Public Offering (as defined below), CTILP, V2H and VFC have agreed with the Issuer that upon either the redemption for cash of all of the VFC Notes or the conversion of all of the VFC Notes into VFC Preferred Units, and, in the latter case, the subsequent redemption of all such units in exchange for the specified portion of VFC's Company Shares, VFC shall convert the remaining Class A Preferred Shares owned by it into Class A Common Shares. CTILP, V2H and VFC have also agreed that VFC shall redeem the VFC Preferred Units on the earliest date upon which Veqtor has the right to effect such redemption.

          On December 16, 1997, the Issuer closed a public offering of Class A Common Shares (the "Public Offering"). VFC, CTILP, Mr. Zell, V2H, Mr. Klopp and Mr. Hatkoff entered into standard lockup agreements with the underwriters for the Public Offering pursuant to which each of them has agreed that until December 10, 1998, without the prior written consent of the lead underwriter, each of them will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Class A Common Shares or any securties convertible into or exercisable or exchangeable for Class A Common Shares or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A Common Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Class A Common Shares or such other securities, in cash, or otherwise.


Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

         Exhibit No.                Description
         -----------                -----------

               1. Letter Agreement, dated December 10, 1997, between Capital Trust and Veqtor Finance Company LLC, Capital Trust Investors Limited Partnerhsip and V2 Holdings LLC.

               2. VFC Investment Agreement, dated as of July 15, 1997, among Veqtor Finance Company, LLC, CalREIT Investors Limited Partnership, V2 Holdings LLC, John R. Klopp and Craig M. Hatkoff.



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667092.1

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                                    SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.

Dated:   December 19, 1997
                              CalREIT Investors Limited Partnership

                              By:  SZ Investments, LLC
                                   its general partner

                                   By: Zell General Partnership, Inc.,
                                       its managing member

                                       By:           *
                                          -------------------------
                                            Name:   Samuel Zell
                                            Title:  President

                              SZ Investments, LLC

                                   By: Zell General Partnership, Inc.
                                       its managing member

                                       By:           *
                                          -------------------------
                                            Name:   Samuel Zell
                                            Title:  President

                              Zell General Partnership, Inc.

                                   By:          *
                                      -------------------------
                                       Name:    Samuel Zell
                                       Title:   President

                              Samuel Zell Revocable Trust

                                   By:           *
                                      -------------------------
                                        Name:    Samuel Zell
                                        Title:   Trustee

                              Samuel Zell

                                                 *
                                      -------------------------
                                            Samuel Zell


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667092.1

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                              V2 Holdings LLC

                              By:  John R. Klopp
                                   its member

                                   -------------------------
                                       John R. Klopp

                              John R. Klopp

                                   -------------------------
                                       John R. Klopp

                              Craig M. Hatkoff

                                            *
                                   -------------------------
                                       Craig M. Hatkoff

                              * By:
                                   -------------------------
                                        John R. Klopp


                                       -4-
667092.1